Mail Stop 3561

      							June 23, 2005


Mr. James Rose
Vice President and Principal Financial Officer
Western Media Group Corporation
11 Oval Drive
Suite 200B
Islandia, NY 11749

	Re:	Western Media Group Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 001-31771

Dear Mr. Rose:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. We note that your financial statements only include a report from your independent registered public accounting firm that covers the statements of income, cash flows and changes in stockholders` equity for the year ended December 31, 2004. In accordance with Item 310
(a) of Regulation S-B, please file an amended 10-KSB that also includes a report from your independent registered public accounting firm that covers the statements of income, cash flows, and changes in stockholders` equity for the year ended December 31, 2003.

2. Further, we note that the first paragraph of the auditors` report is silent about the development stage cumulative data displayed in the financial statements. Please revise to include a revised report of Jewett, Schwartz & Associates that addresses and opines upon the cumulative amounts required by subparagraphs 11b and 11c of SFAS 7.

3. We note that your principal executive offices are located in Islandia, New York. Your auditors however issued their report from
Hollywood, Florida. Please provide us with evidence demonstrating that Jewett, Schwartz & Associates are qualified to practice accounting within the State of New York.

Note 2 - Going Concern

4. In view of the uncertainties concerning your continued existence as a going concern, your future filings should contain a more detailed description of your management`s specific viable plans that are intended to mitigate the effect of such conditions; and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the most recent balance sheet presented. The viable plan description should be included in management`s discussion and analysis of liquidity and in the footnotes to the financial statements. This discussion should be updated quarterly as necessary.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. James Rose
Western Media Group Corporation
June 23, 2005
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